Exhibit 99.8

October 13, 2010 Mr. Michael J. Wallace Vice-Chairman & COO Constellation Energy 111 Market Place, 2nd Floor Baltimore, MD 21202 USA

Dear Mike,

Over the last three years, EDF and Constellation Energy Group (“Constellation”) have devoted significant effort and resources to the Calvert Cliffs 3 project (“CC3”).  We are thus naturally quite concerned by the serious threat to this important project that flows from Constellation’s recent decision to withdraw from the federal loan guarantee process with the Department of Energy (“DOE”) for CC3.

CC3 is an important project.  As you know, CC3 would be one of the largest economic and industrial development prospects in Maryland’s history, creating more than 4,000 jobs and generating 1,600 megawatts of non-greenhouse gas-emitting electricity, which is the equivalent of powering 1.3 million homes, 24/7/365.

We are writing to you because, given what is at stake, we feel an obligation to explore every reasonable avenue to keep the prospects for this project alive.

Of course, market conditions today are very challenging. The road ahead is a long one, with many hurdles yet to be crossed.

In this context, it is very important that EDF is the largest nuclear operator in the world.  With 40 years of experience in nuclear energy development and production, EDF owns or co-owns a fleet of 82 nuclear reactors.  Currently, EDF is constructing three new generation EPR reactors, including Flamanville 3 in France, and Taishan 1 and 2 in China.  With each successive EPR project, we are improving efficiency and reducing construction time and costs.  As you also know, our new nuclear joint venture, UniStar Nuclear Energy (“UniStar”), is already benefiting from the experience gained through these international projects and we have been incorporating those lessons learned in the planning process for CC3.

We are ready to commit further resources and efforts to pursue the development of CC3, with a view to making a final investment decision if the right conditions can come together.

As a threshold matter, however, in order to conserve the possibility of moving forward with CC3, our partnership with you clearly has to be modified.  This requires a restructuring of our relations within UniStar as well as, for the reasons set forth below, a removal of the threat of substantial disruption of the project that would result from Constellation’s exercise of the option that it received from EDF in 2008 to put existing fossil fuel facilities to EDF for up to an aggregate of $2 billion.

With regard to the restructuring of UniStar, we propose two options:

i.
We are reiterating the proposal EDF made to Constellation in mid-September to completely “derisk” Constellation on the development of CC3 and for EDF to shoulder 100% of the risk and burden until construction begins.  Constellation has never engaged or even commented on this proposal, presented in the form of a detailed term sheet.  Nevertheless EDF confirms that this proposal is still on the table; or

ii.
EDF is prepared immediately to purchase all of Constellation’s 50% interest in UniStar at fair market value.  EDF would then move forward with the development phase of the project entirely on its own, with a view to bringing in a new U.S. partner at the appropriate time.

A second threshold issue is resolution of the put option.  EDF simply cannot go the extra mile and pick up the burden on CC3 without this being dealt with promptly. Litigation that would inevitably result from Constellation attempt to exercise the put would cause, at a minimum, serious and highly disruptive delay for CC3.

EDF takes seriously and stands fully behind its contractual obligations.  But, by its terms, the put is not exercisable under present circumstances and it was never intended to be so exercisable, as Constellation has itself stated in numerous regulatory filings.  If Constellation were nonetheless so imprudent and destructive as to attempt to exercise the put, EDF would vigorously and confidently resist its enforcement and we would look forward to presenting our case in full.  EDF would have no other choice.

We are grateful for the vast number of elected officials and community leaders who have been actively advocating for CC3.  We know how important the 4,000 new jobs that could come from CC3 would be to Maryland and we believe in the benefits that new nuclear would bring to the United States.  As Constellation considers the options moving forward, we hope that it will do so mindful of the profound impact that its actions will have on the promise of CC3 and all of the hopes that EDF and the citizens of Maryland have for this important project.

Sincerely,

/s/ Thomas Piquemal

Thomas Piquemal

Group Executive Vice President - Finance